January 31, 2024

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

Attn:	Stephen Krikorian
Melissa Walsh

Re:	Marathon Digital Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Form 10-Q for the Quarterly Period Ended September 30, 2023
File No. 001-36555

Marathon Digital Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Form 10-Q for the Quarterly Period Ended September 30, 2023 File No. 001-36555

Dear Ms. Walsh and Mr. Krikorian:

This letter constitutes the response (“Response”) of Marathon Digital Holdings, Inc. (the “Company”) to your comment letter dated January 18, 2024 (the “Letter”) to the Chief Financial Officer of the Company, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 (the “2023 10-Q”). Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in the 2022 10-K and/or 2023 10-Q. For ease of reference, the Company has copied each comment verbatim from your Letter and has placed our response immediately below each comment.

Form 10-K for the Fiscal Year Ended December 31, 2022

Notes to Consolidated Financial Statements

Note 3 - Summary of Significant Accounting Policies

Revenues from Contracts with Customers, page 69

1.	We continue to evaluate your responses to prior comments regarding your revenue recognition policy and may have further comments.

Response: The Company acknowledges that the Staff may have further comments.

Form 10-Q for the Quarterly Period Ended September 30, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 30

2.	We note the disclosure of your share of available miner rewards in your press release included on Form 8-K submitted on November 8, 2023. In addition, we note your disclosure of the number of blocks won in your announcements of Bitcoin production and mining operation updates starting for November 2023, in addition to transaction fees as a percentage of total in your announcement for December 2023. Tell us what consideration you gave to discussing and analyzing these metrics in your periodic reports as statistical measure that enhance an understanding of your financial condition, cash flows and other changes in financial condition and results of operations. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-10751

Response: The Company acknowledges the Staff’s comment. The Company continually evaluates key performance indicators and metrics that can provide readers with greater insight into the business. Accordingly, the Company added the following metrics in its monthly production reports:

●	Share of available miner rewards – in addition to providing the rewards (blocks plus transaction fees) we earned in a given period, this metric provides additional insight into what our share of the available network rewards were during a given period. This metric provides the reader a gauge of our progress in growing our hash rate in relation to the global hash rate.

●	Number of blocks won – this metric provides insight into the number of blocks we earned in each period that are included in the total rewards (blocks and transaction fees) earned. As transaction fees fluctuate in relation to the total rewards earned, this metric provides the reader the number of blocks earned excluding the impact of transaction fees.

●	Transaction fees as a percentage of total – as noted above, as transaction fees fluctuate in relation to the total reward (block plus transaction fees), this metric provides insight into the significance of transaction fees as part of the total reward earned.

We believe the above metrics are relevant to provide additional insight into our monthly production activity as the business continues to evolve. We recognize that these metrics should also be included in our periodic reports to enhance a reader’s understanding of our financial condition, cash flows and other changes in financial condition and results of operations. Accordingly, we will include these metrics in our management’s discussion & analysis of financial condition and results of operations in our December 31, 2023 Form 10-K. Additionally, we will include similar disclosures in our future periodic reports.

3.	You indicate that the increase in revenues for the nine months ended September 30, 2023 as compared to the prior-year period was partially offset by a decrease in revenue resulting from lower bitcoin prices in the current year period. Please clarify this explanation in light of your disclosure that bitcoin prices have generally been increasing during the current year period.

Response: The Company acknowledges the Staff’s comment and respectfully directs the Staff to the following clarification. While bitcoin prices did generally increase during the nine months ended September 30, 2023, it was 23% lower than the price of bitcoin in the nine-month period ended September 30, 2022. As revenue is based on the price of bitcoin, the lower bitcoin price in the current year period contributed to lower revenues in comparison to the prior period. We will ensure to clarify the disclosures in our December 31, 2023 Form 10-K, and in our future periodic reports.

4.	We note your discussion of the changes in cost of revenues – energy, hosting and other in the three and nine months ended September 30, 2023 compared to the prior interim periods indicating that the changes driven by the impact of bitcoin production and production costs. The tables that follow appear to indicate that these costs relate to production activity and unit costs, respectively. Please elaborate on what these factors represent and clarify the underlying reasons for the changes in each period.

Response: The Company acknowledges the Staff’s comment and respectfully directs the Staff to the following clarification:

●	For the three-month period ended September 30, 2023, cost of revenues – energy, hosting and other increased compared to the three-month period ended September 30, 2022. The increase was primarily driven by higher production of bitcoin, which increased by 2,874 bitcoin or 467% over the prior year period. The tables that follow detail the impact of the higher production costs as a result of the increased production activity over the prior year period. Additionally, the tables show that while the higher production activity resulted in an increase in cost of revenue, the total cost per bitcoin produced decreased compared to the prior year period.

●	For the nine-month period ended September 30, 2023, cost of revenues – energy, hosting and other increased compared to the nine-month period ended September 30, 2022. The increase was primarily driven by higher production of bitcoin, which increased by 6,028 bitcoin or 233% over the prior year period. The tables that follow detail the impact of the higher production costs as a result of the increased production activity over the prior year period. Additionally, the tables show that the cost per bitcoin produced in the current year period increased compared to the prior year period, which contributed to the increase in cost of revenue compared to the prior period.

We will ensure to clarify the disclosures in our December 31, 2023 Form 10-K, and in our future periodic reports.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 38

5.	Please revise to include an assessment of disclosure controls and procedures as of September 30, 2023.

Response: The Company acknowledges the Staff’s comment and respectfully informs the staff that the Company’s assessment of disclosure controls and procedures on page 38 should have stated September 30, 2023, instead of June 30, 2023. The Company’s management concluded that its disclosure controls and procedures were not effective at the reasonable assurance level as of September 30, 2023. We will update management’s conclusion of its disclosure controls and procedures in the December 31, 2023 Form 10-K.

In connection with responding to the Staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find that these responses adequately address the Staff’s questions, but please contact the undersigned at salman.khan@mara.com and Zabi Nowaid, Esq., at zabi.nowaid@mara.com, if you have any further questions or would like to discuss our responses.

Sincerely,

/s/ Salman Khan
Salman Khan
Chief Financial Officer

Cc:	Zabi Nowaid, Esq.